Subsidiaries of Kodiak Oil & Gas Corp.

Wholly-owned subsidiaries of Kodiak Oil & Gas Corp

1.	Kodiak Oil & Gas (USA) Inc., a Colorado company

2.	Kodiak Williston, LLC, a Delaware limited liability company

3.	Kodiak Oil & Gas ULC, an unlimited liability company formed under the laws of the Province of British Columbia

4.	KOG Finance, LLC, a Delaware limited liability company